Exhibit 99.2

PAMT CORP

2024 EQUITY INCENTIVE PLAN

RESTRICTED STOCK AGREEMENT

THIS RESTRICTED STOCK AGREEMENT (the “Agreement”) contains the terms and conditions of the restricted stock bonus award (the “Award”) granted to the Grantee named herein (“you” or the “Grantee”) by PAMT CORP, a Nevada corporation (the “Company”), under the PAMT CORP 2024 Equity Incentive Plan, as amended (the “Plan”).

Name of Grantee:

Grant Date:

Number of Shares:

1.    Grant of Restricted Stock Units. The Company, pursuant to the terms of the Plan, hereby grants to you, effective on the aforementioned Grant Date, the right to receive the number of shares shown above of Common Stock of the Company (the “Shares”) on the Vesting Date (as defined below). Before the Shares are vested, they are referred to in this Agreement as “Restricted Stock.”

2.    Consideration. This Award is granted in consideration of your services rendered or to be rendered to the Company and the covenants set forth in Section 4 of this Agreement.

3.    Shareholder Rights. Your Restricted Stock will be held for you by the Company or by a designated transfer agent until the applicable Vesting Date. You shall have all the rights of a shareholder only with respect to shares of Restricted Stock that have vested. Without limiting the generality of the foregoing, with respect to your unvested Restricted Stock, you shall have neither the right to vote such Shares at any meeting of shareholders of the Company nor the right to receive any dividends paid in cash or otherwise with respect to such Shares.

4.    Non-Compete and Non-Solicitation Agreement.

(a)         This Award has been granted to you because you have been retained by the Company in a position of trust and confidence and to induce you to continue to contribute to the results of the Company’s operations. In consideration for the issuance of this Award (and the equity ownership interest in the Company that it provides upon vesting of the Shares), you agree that the benefits of this Award are subject to your compliance with the covenants against competition with or solicitation of business, customers or employees from the Company and its affiliated companies (the “Non-Compete Covenants”) contained in Section(s) [ ] of your employment agreement with the Company, dated [ ], as such agreement or such covenants may be amended, modified, supplemented or replaced from time to time (the “Employment Agreement”), which Non-Compete Covenants are incorporated herein by reference as though fully set forth in this Agreement. If, at any time, no Employment Agreement is then in effect between you and the Company, the Non-Compete Covenants as in effect immediately prior to the termination of such Employment Agreement shall remain in effect for purposes of this Agreement.

(b)         By accepting this Award, you agree that the condition in Section 4(a) hereof is reasonable and that you are being compensated for your compliance with the Non-Compete Covenants. If you violate any provision of the Non-Compete Covenants, you agree to pay the Company, upon demand, an amount equal to 60% of the value realized by you from this Award, disregarding the amount of any federal or state taxes you paid (the “Repayment Amount”). Upon paying the Company the Repayment Amount, your obligations to the Company under the Non-Compete Covenants shall be deemed to be satisfied. You agree that the Repayment Amount is reasonable and is intended to return to the Company a portion of the compensation paid to you in consideration for your agreement to continue with the Company and not to compete with the Company if you leave, except on the terms set forth in the Employment Agreement, after you have received the Award made here.

(c)         The Company shall have the right to extend the Non-Compete Covenants to the extent provided in the Employment Agreement. If the Company elects to extend the Non-Compete Covenants, the provisions of this Section 4 shall remain in effect through the completion of any such extension period.

(d)         This Section 4 shall survive the termination of this Agreement and the termination of your continuous service to the Company and shall be cumulative with and shall not replace any non-competition or non-solicitation provisions contained in the Employment Agreement or any other agreement between you and the Company as may be in effect from time to time. In the event any provision of such agreement is deemed to conflict with the provisions of this Section 4, the provisions of this Section 4 shall control.

5.    Vesting of Restricted Stock.

(a)         Vesting. Your Restricted Stock will vest as follows, provided you have not incurred a Forfeiture Condition (as defined below):

Number of shares vesting	Cumulative percentage vested	Vesting Date

(b)         Forfeiture Conditions. Subject to Paragraph 5(c) below, the shares of your Restricted Stock that would otherwise vest on a Vesting Date will not vest and shall be forfeited if, after the Grant Date and prior to the Vesting Date: (i) your continuous service as an Employee terminates on or before the Vesting Date; or (ii) you are discussing or negotiating the possibility of becoming or are considering an offer to become, or have accepted an offer or entered into an agreement to become an employee, officer, director, partner, manager, consultant to, or agent of, or otherwise becoming affiliated with, any entity competing or seeking to compete with the Company or an affiliate of the Company; or (iii) you are subject to an administrative suspension, unless you are reinstated as an Employee in good standing at the end of the administrative suspension period, in which case the applicable number of shares of Restricted Stock would vest as of the later of the date of such reinstatement or the Vesting Date. The occurrence of any event set forth in clauses (i) through (iii) above shall be a “Forfeiture Condition.”

(c)         Accelerated Vesting Events. If your continuous service as an Employee terminates due to your voluntary retirement after you have reached the age of 65, the Committee may, in its discretion, but shall not be required to, accelerate the vesting of the shares of Restricted Stock in connection with your retirement. The Committee may also, in its discretion, but shall not be required to, at any other time accelerate the vesting of your Restricted Stock on such terms and conditions as it deems appropriate.

(d)         Mandatory Deferral of Vesting. If the vesting of Restricted Stock in any year could, in the Committee’s opinion, when considered with your other compensation, result in the Company’s inability to deduct the value of your Shares because of the limitation on deductible compensation under Internal Revenue Code Section 162(m), then the Company in its sole discretion may defer the Vesting Date applicable to your Restricted Stock (but only to the extent that, in the Committee’s judgment, the value of your Restricted Stock would not be deductible) until six months following the termination of your Employee status.

6.    Forfeiture of Restricted Stock. If you suffer a Forfeiture Condition under Section 5(b), then you will immediately forfeit your Restricted Stock, and all of your rights to and interest in the Restricted Stock shall terminate upon forfeiture without payment of consideration.

7.    Taxes and Tax Withholding.

(a)         Upon the vesting of your Restricted Stock, you will have income in an amount equal to the Fair Market Value (as defined in the Plan) of the Shares that become vested on the Vesting Date, and you must pay income tax on that income.

(b)         You agree to consult with any tax consultants you think advisable in connection with your Restricted Stock and acknowledge that you are not relying, and will not rely, on the Company for any tax advice. Please see Section 10(b) regarding Section 83(b) elections.

(c)         Whenever any Restricted Stock becomes vested under the terms of this Agreement, you must remit, on or prior to the due date thereof, the minimum amount necessary to satisfy all of the federal, state and local withholding (including FICA) tax requirements imposed on the Company (or the Affiliate that employs you) relating to your Shares. The Committee may require you to satisfy these minimum withholding tax obligations by any (or a combination) of the following means: (i) cash, check, or wire transfer; (ii) authorizing the Company to withhold from the Shares otherwise deliverable to you as a result of the vesting of the Restricted Stock, a number of Shares having a Fair Market Value (as defined in the Plan), as of the date the withholding tax obligation arises, less than or equal to the amount of the withholding obligation; or (iii) in unencumbered shares of the Company Common Stock, which have been held for at least six months.

8.    Restricted Stock Not Transferable. Neither the Restricted Stock, nor your interest in the Restricted Stock, may be sold, conveyed, assigned, transferred, pledged or otherwise disposed of or encumbered at any time prior to vesting applicable to any award of Restricted Stock issued in your name. Any attempted action in violation of this paragraph shall be null, void, and without effect.

9.    Right of First Refusal. The Grantee shall not sell or transfer the Shares without first providing to the Company a notice of intent to sell (the “Notice”) at least five (5) days prior to the intended sale date. After the Notice date, the Company shall have until the close of business on the fourth (4th) business day after the Notice to agree to purchase the Shares intended for sale. If the Company exercises its right to purchase the Shares, the purchase shall be on the fifth (5th) day after the Notice date and the price shall be the Fair Market Value (as defined in the Plan) of the Shares on that day. If the Company does not exercise its right, then the Grantee shall have ten (10) business days thereafter to sell the Shares. If the Grantee does not sell the Shares within such ten-day period, this right of first refusal shall be applicable to any subsequent sale of said Shares.

10.  Stock Issuance.

(a)         The value of the Shares under this Agreement will not be taken into account in computing the amount of your salary or other compensation for purposes of determining any pension, retirement, death or other benefit under any employee benefit plan of the Company or any affiliate of the Company, except to the extent such plan or another agreement between you and the Company specifically provides otherwise.

(b)         The Company may, without liability for its good faith actions, place legend restrictions upon the Restricted Stock or unrestricted Shares obtained upon vesting of the Restricted Stock and issue “stop transfer” instructions requiring compliance with applicable securities laws and the terms of the Restricted Stock.

11.  Agreements of Grantee. By accepting this award,

(a)         You agree to provide any information reasonably requested by the Company from time to time, and

(b)         You agree not to make an Internal Revenue Code Section 83(b) election with respect to this award of Restricted Stock.

12.  Notices. Any notice necessary under this Agreement shall be addressed to the Company in care of its Secretary at the principal executive office of the Company and to the Grantee at the address appearing in the personnel records of the Company for the Grantee or to either party at such other address as either party hereto may hereafter designate in writing to the other. Any such notice shall be deemed effective upon receipt thereof by the addressee.

13.  No Right to Continued Employment. Neither the Plan nor this Agreement shall be construed as giving the Grantee the right to be retained in the employ of, or in any consulting relationship to, the Company. Further, the Company may at any time terminate the employment of the Grantee or discontinue any consulting relationship, free from any liability or any claim under the Plan or this Agreement, except as otherwise expressly provided herein.

14.  Benefits of Agreement. This Agreement shall inure to the benefit of and be binding upon the successors, assigns and heirs of the respective parties. All obligations imposed upon the Grantee and all rights granted to the Company under this Agreement shall be binding upon the Grantee’s heirs, legal representatives, and successors. This Agreement and the Plan shall be the sole and exclusive source of any and all rights which the Grantee, his heirs, legal representatives or successors may have in respect to the Shares granted or issued hereunder, whether to the Grantee or to any other person.

15.  Governing Plan and Plan Amendments. By entering into this Agreement, the Grantee agrees and acknowledges that the Grantee has received a copy of the Plan. The Award and this Agreement are subject to the terms and conditions of the Plan. The Plan is incorporated into this Agreement by reference. By signing this Agreement, you accept this Award, acknowledge receipt of a copy of the Plan and acknowledge that the Award is subject to all the terms and provisions of the Plan and this Agreement. You further agree to accept as binding, conclusive and final all decisions and interpretations of the Plan by the Committee upon any questions arising under the Plan. This Agreement shall be subject to the terms of the Plan except that this Agreement may not in any way be restricted or limited by any Plan amendment or termination approved after the date of this Agreement without the Grantee’s written consent.

16.  Terms. Any terms used in this Agreement that are not otherwise defined shall have the meanings ascribed to them in the Plan.

17.  Entire Agreement. This Agreement and the Plan contain the entire understanding of the parties and shall not be modified or amended except in writing and duly signed by the parties. No waiver by either party of any default under this Agreement shall be deemed a waiver of any later default.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Grant Date.

COMPANY: By: _____________________________________ Name: Title: GRANTEE: ______________________________________ [Name of Grantee]